United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* First Quarter 2014 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: April 23th, 2014

IR Contact Information: ir@gruma.com (52) 81 8399-3311 and 24
San Pedro Garza Garcia, N.L., Mexico, April 23, 2014	www.gruma.com

GRUMA REPORTS FIRST QUARTER 2014 RESULTS

HIGHLIGHTS

In the first three months of 2014, GRUMA provided continuity to its initiatives aimed at improving value creation and strengthening the sustainability of the company's results. Based on actions taken to improve performance, the company achieved a 44% increase in operating profit, 32% in EBITDA, and debt reduction of US$40 million during the quarter.

Majority net income improved almost 200%, driven mainly by better operational performance and lower taxes.

Consolidated Financial Highlights
 (Ps millions)

	1Q14	1Q13	Var.
Sales Volume (thousand metric tons)	1,039	1,032	1%
Net sales	13,398	13,058	3%
Operating income	1,421	990	44%
Operating margin	10.6%	7.6%	300 bp
EBITDA	1,809	1,375	32%
EBITDA margin	13.5%	10.5%	300 bp
Majority net income	622	209	197%

Debt
(US$ millions)

Mar'14	Dec'13	Var.	Var. (%)	Mar'13	Var.	Var. (%)
1,232	1,272	(40)	(3)%	1,550	(318)	(21)%

CONSOLIDATED RESULTS OF OPERATIONS
1Q14 versus 1Q13

Sales volume increased 1% to 1,039 thousand metric tons, mainly reflecting higher volumes at Gruma Corporation's U.S. operations, GIMSA's corn flour operations and Molinera de Mexico.

Net sales increased 3% to Ps.13,398 million driven by Gruma Corporation and Molinera de Mexico. Also, net sales increased in connection with a higher peso/dollar exchange rate.

Cost of sales as a percentage of net sales improved to 66.2% from 68.1%, reflecting better performance at most subsidiaries, and driven in particular by Gruma Corporation. In absolute terms, cost of sales was nearly unchanged at Ps.8,865 million.

Selling, general and administrative expenses (SG&A) as a percentage of net sales improved to 23.2% from 24.4%, and in absolute terms, SG&A declined 3% to Ps.3,105 million mainly reflecting initiatives implemented last year, such as lower marketing expenses due to more effective programs, personnel reductions and the early termination of an airplane lease.

Operating income grew 44% to Ps.1,421 million driven mainly by Gruma Corporation and Other Subsidiaries. Operating margin rose to 10.6% from 7.6%.

EBITDA increased 32% to Ps.1,809 million. EBITDA margin expanded to 13.5% from 10.5%.

Net comprehensive financing cost was Ps.273 million, Ps.271 million higher, resulting from foreign exchange gains on dollar-denominated debt during 1Q13 as opposed to foreign exchange losses during 1Q14, when the peso depreciated against the dollar.

Income taxes were Ps.368 million versus Ps.463 million. The effective tax rate was 32.0% compared to 46.7% in 1Q13. This reflects the amortization of royalties related to the MASECA® trademark payable to the holding company.

Majority net income increased 197% to Ps.622 million, driven by the better operational performance and, to a lesser extent, by lower taxes and a favorable comparison from discontinued operations. Discontinued operations in 1Q13 included the effect of the depreciation of the bolivar at the former Gruma Venezuela subsidiaries.

FINANCIAL POSITION
March 2014 versus December 2013

Balance-Sheet Highlights	Total assets were Ps.41,833 million, a decline of 2% in connection with (1) reduced working capital requirements due to lower raw material costs; and (2) lower property, plant and equipment as capital expenditures have been lower than the depreciation in fixed assets.

Total liabilities were Ps.26,796 million, 5% lower, mainly as a result of debt reduction and lower trade accounts payable derived from lower grain prices.

Shareholders' equity totaled Ps.15,037 million, 4% more than in December 2013.

Debt Profile	GRUMA's debt totaled US$1,232 million, US$40 million less than as of December 2013. Improvements in cash generation and a reduction in capital expenditures allowed the company to continue paying down its debt. Approximately 65% of GRUMA's debt is dollar-denominated.

Debt
(US$ millions)

Mar'14	Dec'13	Var.	Var. (%)	Mar'13	Var.	Var. (%)
1,232	1,272	(40)	(3)%	1,550	(318)	(21)%

Schedule of Debt Amortizations
 (US$ millions)

	Rate	2014	2015	2016	2017	2018	2019...	Total
Perpetual Bond	7.75%						300	300
Rabobank Syndicated Facility	LIBOR+1.5%-3%	11	22	33	33	121		220
Inbursa Syndicated Facility MXP	TIIE+1.625%-2.625%	8.8	17.6	26.4	26.4	96.7		175.8
BBVA Syndicated Facility	LIBOR+1.5%-3%		25	100				125
BBVA Syndicated Facility MXP	TIIE+1.375%-2.625%		4.6	9.2	41.3	36.7		91.7
Gruma Corp Facility BofA	LIBOR+1.375%-2%			110				110
Bancomext Facility MXP	TIIE+1.375%-2.625%		2.3	4.6	20.6	18.3		45.9
Other	4.21% (avg.)	150.6	12.7	0.3				163.6
TOTAL	4.70% (avg.)	170.4	84.2	283.4	121.3	272.7	300	1,231.9

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$17 million during 1Q14, most of which were allocated to (1) Gruma Corporation, for expanding production capacity, especially in wheat flour tortillas; (2) GIMSA, for maintenance and transportation equipment; and (3) Other Subsidiaries, for packaging automation equipment at the Australia plant.

SUBSIDIARY RESULTS OF OPERATIONS
1Q14 versus 1Q13

Gruma Corporation

Sales volume was flat at 402 thousand metric tons, reflecting a 3% increase at the U.S. operations, which was offset by reductions at the European corn milling operations due to extraordinary sales of corn during 1Q13.

Net sales rose 1% to Ps.7,030 million, resulting from the positive effect of (1) the change in the sales mix toward higher price per unit products and segments ; (2) lower allowances in connection with ongoing strategic efforts to better manage allowance trade spending; and (3) the change in the sales mix away from corn, as sales of corn in Europe, a low price product segment, declined significantly. These positive effects were partially offset by price reductions at the corn flour business in connection with lower corn costs.

Cost of sales as a percentage of net sales improved to 62.0% from 63.6%, driven by the U.S. tortilla operations and, to a lesser extent, the European operations. The improvement at the U.S. tortilla business came mostly from the continued strategy of shifting and focusing toward high-margin high-volume products (as in the case of wheat tortillas, low-count corn tortilla presentations, and the elimination of purchased snack products), reductions on allowance spending, and weight-out in some corn product presentations. Europe improved due mostly to lower raw material costs. In absolute terms, cost of sales declined 2% to Ps.4,359 million.

SG&A as a percentage of net sales slightly improved to 28.7% from 28.8% resulting from better expense absorption. In absolute terms, SG&A was essentially flat at Ps.2,015 million as lower marketing and advertising expenses and personnel reductions were offset by the amortization of royalty fees to GRUMA related to the MASECA® trademark.

Operating income rose 25% to Ps.657 million and operating margin improved to 9.3% from 7.5%.

EBITDA  increased 17% to Ps.908 million. EBITDA margin expanded to 12.9% from 11.1%.

GIMSA

Sales volume was nearly unchanged at 443 thousand metric tons. Corn flour sales volume increased 2%, but was offset by lower sales of by-products for animal feed due to the company's decision to reduce the sale of such low-margin products.

Net sales declined 5% to Ps.3,763 million, as a result of price reductions implemented during the quarter to reflect lower corn costs.

Cost of sales as a percentage of net sales improved to 71.0% from 71.9%, and in absolute terms, cost of sales fell 6% to Ps.2,673 million, mainly in connection with lower raw material costs and the aforementioned reduction of low margin products.

SG&A as a percentage of net sales increased to 15.2% from 14.0%, due to lower expense absorption and higher SG&A, which rose 4% to Ps.573 million. SG&A grew mainly as a result of the amortization of royalty fees related to the MASECA® trademark license agreement between GRUMA and GIMSA.

Operating income declined 5% to Ps.509 million and, as a percentage of net sales, decreased to 13.5% from 13.6%.

EBITDA  increased 11% to Ps.691 million. EBITDA margin improved to 18.4% from 15.7%.

For additional information, please see GIMSA ''First-Quarter 2014 Results'', available through GRUMA's website, www.gruma.com.

Molinera de Mexico

Sales volume increased 5% to 150 thousand metric tons due especially to (1) new wholesale customers acquired with the increased coverage and focus in the northeast region; (2) new bakery customers resulting from increased focus on Central Mexico; and (3) new types of flours developed for snack producers and supermarket bakeries.

Net sales rose 6%, to Ps.1,299 million, due principally to the aforementioned sales volume growth.

Cost of sales as a percentage of net sales improved to 83.3% from 84.4% resulting especially from lower wheat costs. In absolute terms, cost of sales increased 5% to Ps.1,082 million due to higher sales volume.

SG&A as a percentage of net sales improved to 12.9% from 14.4% due to the increase in net sales and a lower SG&A, which declined 4% to Ps.168 million due primarily to personnel reduction, especially at the top management level, and lower advertising expenses.

Operating income surged to Ps.49 million from Ps.14 million, and operating margin improved to 3.8% from 1.2%.

EBITDA increased 129% to Ps.65 million. EBITDA margin expanded to 5% from 2.3%.

Gruma Centroamerica

Sales volume was nearly unchanged at 48 thousand metric tons.

Net sales grew 3% to Ps.813 million, mostly in connection with price increases over the last year and, to a lesser extent, higher sales of hearts of palm, which are priced higher than corn flour.

Cost of sales as a percentage of net sales improved to 65.8% from 69.0% and, in absolute terms, declined 2% due essentially to lower corn cost and better yields on rice.

SG&A as a percentage of net sales improved to 28.1% from 28.3% due to better expense absorption. In absolute terms, SG&A increased 2% due largely to higher promotion and advertising expenses in order to face increased competition in corn flour.

Operating income dropped 10% to Ps.50 million and operating margin declined to 6.1% from 7.0%, as the company reported gains in 1Q13 on raw material hedging under other income.

EBITDA declined 9% to Ps.72 million. EBITDA margin fell to 8.8% from 9.9%.

Other Subsidiaries and Eliminations

Operating income improved Ps.300 million to Ps.157 million. This resulted from personnel and expense reductions mostly at the corporate level and royalties received by the holding company related to the MASECA® trademark. Also, during 1Q13 the company reported extraordinary expenses related to the exit of part of the tortilla operations in Mexico.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the International Financial Reporting Standards (IFRS).

International Accounting Standard 29 (IAS 29) defines the criteria to consider when a company operates under a hyperinflationary economic environment, which are when:

  the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

  the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

  sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

  interest rates, wages, and prices are linked to a price index; and

  the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on the above, the GRUMA's consolidated figures are determined as follows: the figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia and Oceania operate in a non-hyperinflationary environment; therefore the effects of inflation are not recognized. Results for foreign subsidiaries that operate in a non-hyperinflationary environment are translated to Mexican pesos applying the historical exchange rate.

Under the section Subsidiary Results of Operations and the table of Financial Highlights by Subsidiary of this report, figures for Gruma Corporation were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.0837/dollar as of March 31, 2014. The differences between the use of convenience translation and the historical exchange rate are reflected under ''Other Subsidiaries and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production of corn flour, tortillas, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania and exports to more than 100 countries worldwide. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 19,000 employees and 84 plants. In 2013, GRUMA had net sales of US$4.1 billion (excluding the Venezuelan operations), of which 61% came from non-Mexican operations. For further information please visit www.gruma.com.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS BY SUBSIDIARY
(MILLIONS OF MEXICAN PESOS)

		QUARTERS				
		1Q14	1Q13	VAR (%)	4Q13	VAR (%)
GRUMA CORPORATION[1]	SALES VOLUME[2]	**402**	404	(1)	407	(1)
Corn flour, tortillas, and other	NET SALES	**7,030**	6,964	1	6,880	2
	GROSS PROFIT	**2,671**	2,536	5	2,461	9
	Gross Margin	**38.0%**	36.4%		35.8%	
	OPERATING INCOME	**657**	525	25	569	16
	Operating Margin	**9.3%**	7.5%		8.3%	
	EBITDA	**908**	776	17	824	10
	EBITDA Margin	**12.9%**	11.1%		12.0%	
GIMSA	SALES VOLUME	**443**	444	(0)	472	(6)
Corn flour, and other	NET SALES	**3,763**	3,954	(5)	4,135	(9)
	GROSS PROFIT	**1,089**	1,109	(2)	1,184	(8)
	Gross Margin	**29.0%**	28.1%		28.6%	
	OPERATING INCOME	**509**	538	(5)	615	(17)
	Operating Margin	**13.5%**	13.6%		14.9%	
	EBITDA	**691**	622	11	700	(1)
	EBITDA Margin	**18.4%**	15.7%		16.9%	
MOLINERA DE MÉXICO	SALES VOLUME	**150**	142	5	161	(7)
Wheat flour	NET SALES	**1,299**	1,220	6	1,383	(6)
	GROSS PROFIT	**217**	190	14	239	(9)
	Gross Margin	**16.7%**	15.6%		17.2%	
	OPERATING INCOME	**49**	14	241	61	(19)
	Operating Margin	**3.8%**	1.2%		4.4%	
	EBITDA	**65**	28	129	75	(13)
	EBITDA Margin	**5.0%**	2.3%		5.4%	
GRUMA CENTROAMÉRICA	SALES VOLUME	**48**	48	(1)	50	(4)
Corn flour and other	NET SALES	**813**	791	3	884	(8)
	GROSS PROFIT	**278**	245	13	312	(11)
	Gross Margin	**34.2%**	31.0%		35.3%	
	OPERATING INCOME	**50**	55	(10)	29	73
	Operating Margin	**6.1%**	7.0%		3.2%	
	EBITDA	**72**	78	(9)	80	(10)
	EBITDA Margin	**8.8%**	9.9%		9.0%	
OTHER SUBSIDIARIES & ELIMINATIONS	SALES VOLUME	**(4)**	(6)	28	(4)	(18)
	NET SALES	**493**	128	285	384	28
	GROSS PROFIT	**277**	82	238	311	(11)
	Gross Margin	**56.2%**	64.1%		81.0%	
	OPERATING INCOME	**157**	(143)	210	103	52
	Operating Margin	**31.8%**	(111.7%)		26.8%	
	EBITDA	**73**	(130)	156	128	(43)
	EBITDA Margin	**14.8%**	(101.6%)		33.3%	
CONSOLIDATED	SALES VOLUME	**1,039**	1,032	1	1,086	(4)
	NET SALES	**13,398**	13,058	3	13,666	(2)
	GROSS PROFIT	**4,533**	4,163	9	4,506	1
	Gross Margin	**33.8%**	31.9%		33.0%	
	OPERATING INCOME	**1,421**	990	44	1,376	3
	Operating Margin	**10.6%**	7.6%		10.1%	
	EBITDA	**1,809**	1,375	32	1,806	0
	EBITDA Margin	**13.5%**	10.5%		13.2%	

[1] Convenience translation. For further details see "Accounting Procedures".
[2] All sales volume figures are expressed in thousand metric tons.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting.

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.

Additionally, Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable depending on the derivative instrument used, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Central Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair value and the credit line (risk margin) established with the respective financial institutions, consequently the timely compliance of those obligations are assured. Additionally, it is made clear that, upon failure to fulfill the obligations of providing collateral, the counterparty will have the right, but not the obligation, to early terminate the transactions in place, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and monthly manner, the information about the Derivative Financial Instruments to such organs, respectively, and quarterly to the Board of Directors.

As of this date, Gruma has margin calls with their counterparty for $86,785 thousand pesos.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the senior management and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at fair value, and at the end of each reporting period they are re-measured at their fair value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair value of such derivative financial instrument are included within the other comprehensive income in equity, based on an evaluation of the hedge effectiveness. Such changes in the fair value are reclassified to income in the period when the firm commitment or projected transaction is realized. Derivative financial instruments that qualify as fair value hedges are initially recorded at fair value and the effects of changes in the fair value are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

Gruma determines the fair value based on recognized market prices. When not quoted in markets, fair value is determined using valuation techniques commonly used in the financial sector. Fair value reflects the credit risk of the instrument and includes adjustments to consider the credit risk of the Company or the counterparty, when applicable. Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair value or cash flows of the underlying operation are offset by changes in fair value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair value are recognized in the income statement.

C. Management discussion about the sources of liquidity that could be used to deal with derivative financial instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

There is potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the changes in the exposure to major identified risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire.

The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As of March 31, 2014, the open positions of corn and natural gas financial instruments were valued at their fair value. The financial instruments of corn that qualified as hedges for accounting purposes represented a loss of $17,612 thousand pesos which was applied to other comprehensive income in equity.

The Company entered into hedge contracts for corn purchases of $8,958 thousand pesos, which were designated as fair value hedges. Therefore, the derivative financial instruments, as well as the assets and liabilities being hedged, are recognized at fair value at the trade date. Changes in the fair value of the derivative financial instruments and the assets and liabilities being hedged are recognized in income of the year. As of March 31, 2014, the effectiveness of these hedges was 100%.

The open positions of natural gas financial instruments that did not qualify as hedges for accounting purposes represented a profit of $3,755 thousand pesos which was applied to the income statement.

The foreign exchange derivative financial instruments were valuated at fair value. As of March 31, 2104, the open positions of these instruments represented a loss of approximately $3,243 thousand pesos which was reflected on the income statement..

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

During the first quarter of 2014, the Company reclassified the amount of $43,795 thousand pesos from comprehensive income and recognized it as part of inventory. This amount refers to the loss from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a loss of $35,715 thousand pesos, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received.

The operations that concluded during the first quarter of 2014 for financial instruments of corn and natural gas, recognized in income, represented a favorable effect of $875 thousand pesos.

The transactions concluded during the first quarter of 2014 regarding the foreign exchange financial instruments, recognized in income, represented a profit of $18,606 thousand pesos.

18. Description and number of the margin calls presented during the quarter.

As of March 31, 2014, the company has revolving funds denominated ''margin calls'' for $86,785 thousand pesos. The margin calls are required upon the variations in the prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

I. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments as of March 31, 2014
Amounts in Thousands of Pesos

Corn and Natural Gas Derivative Financial Instruments

Exchange Rate Derivative Financial Instruments

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

23. As of March 31, 2014, the financial instruments transactions of corn and natural gas in long positions represented a loss of $1,379 thousand pesos and a unfavorable effect in short positions of $21,435 thousand pesos.

25. As of March 31, 2014, the Company has revolving funds denominated ''margin calls'' for $86,785 thousand pesos, required upon variations in prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

During the first quarter of 2014, the Company reclassified the amount of $43,795 thousand pesos from comprehensive income and recognized it as part of inventory. This amount refers to the loss from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a loss of $35,715 thousand pesos, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received.

The operations that concluded during the first quarter of 2014 for financial instruments of corn and natural gas, recognized in income, represented a favorable effect of $875 thousand pesos.

The transactions concluded during the first quarter of 2014 regarding the foreign exchange financial instruments, recognized in income, represented a profit of $18,606 thousand pesos.

II. Sensibility Analysis

Corn Derivative Financial Instruments:

According to the position as of March 31, 2014, a hypothetical 10 percent loss of the corn and natural gas value would result in an additional adverse effect of $108,243 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of March 31, 2014.

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

Exchange Rate Derivative Financial Instruments:

Based on our position as of March 31, 2014, a hypothetical appreciation of 10% of the Mexican peso against the United States dollar would result in an additional unfavorable effect of $35,638 thousand pesos. This sensitivity analysis is based in the value of the underlying assets given in the valuation made by the counterparty as of March 31, 2014, which includes the effects on the exchange rate variables, time and volatility.

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:
a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The fair value of the raw materials derivative financial instruments can decrease or increase in the future before the date of maturity of the instruments. These variations can be the result of factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests.

The fair value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.
a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of corn and natural gas, based on our position as of March 31, 2014, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair value of the instruments would result in an additional charge to income for $108,243, $270,606, and $541,213 thousands of pesos, respectively.

For the foreign exchange financial instruments, based on our position as of March 31, 2014, a hypothetical change of 10%, 25% and 50% of appreciation of the Mexican peso against the United States dollar would result in an additional charge of $35,638, $89,095 and $178,190 thousand pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.